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doc id	US4010076
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client-matter no.	174008-0001

September 11, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Margaret Schwartz, Celeste Murphy, Gary Newberry and Kevin Kuhar, Office of Life Sciences

Re:	Clever Leaves Holdings Inc.
Registration Statement on Form S-4
Filed August 6, 2020
File No. 333-241707

Dear Ms. Schwartz, Ms. Murphy, Mr. Newberry and Mr. Kuhar:

On behalf of our client, Clever Leaves Holdings Inc. (the Company or Holdco), we hereby file with the Securities and Exchange Commission (the Commission) Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the Amended Registration Statement) relating to up to (i) 38,415,132 common shares, without par value (common shares), (ii) 18,150,000 warrants to acquire common shares, (iii) 1,701,673 common shares issuable upon the exercise of options, and (iv) 18,150,000 common shares issuable upon the exercise of the warrants of Holdco to be issued in connection with the proposed business combination contemplated by the Business Combination Agreement, dated as of July 25, 2020, by and among Clever Leaves International Inc. (Clever Leaves), Schultze Special Purpose Acquisition Corp. (SAMA), Holdco and Novel Merger Sub Inc.

The Amended Registration Statement is marked to show changes made to the Company’s Registration Statement on Form S-4 (the Registration Statement), which was filed with the Commission on August 6, 2020.

The changes reflected in the Amended Registration Statement include, among others, those made in response to the comments of the staff (the Staff) of the Commission set forth in the Staff’s letter, dated September 3, 2020 (the Comment Letter).

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amended Registration Statement. Capitalized terms used but otherwise defined herein have the meanings set forth in the Amended Registration Statement.

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The Freshfields Bruckhaus Deringer US LLP partners include members of the Bars of the State of New York and the District of Columbia, Solicitors of the Supreme Court of England and Wales and Rechtsanwälte of Germany

Cover Page

1.	Please ensure you are registering the Holdco common shares subject to the Earnout Award Plan.

The Company notes the Staff’s comment and advises the Staff that all Holdco common shares to be issued under the 2020 Earnout Award Plan of Holdco (the “Earnout Plan”) will be registered on a Registration Statement on Form S-8 after the closing of the Business Combination. No grants will be made under the Earnout Plan prior to the effectiveness of such Form S-8. Neither Clever Leaves nor its shareholders (other than employees or directors) will receive any earnout shares.

Summary of Material Business Terms of the Business Combination, page 3

2.	We note that up to $7,500,000 will be payable to certain Clever Leaves shareholders that will be identified in a payment spreadsheet delivered by Clever Leaves and will be calculated in accordance with an agreed calculation methodology. Please describe the process or basis for selecting which shareholders will receive cash consideration, and whether there is a minimum or maximum number of shareholders that can receive cash consideration. Section 3.01 of the Business Combination Agreement states “the Cash Arrangement Consideration shall be allocated among the Company Shareholders pursuant to the Payment Spreadsheet and shall be calculated in accordance with the Calculation Methodology.” The definition of Calculation Methodology in the Business Combination Agreement is as set forth on Exhibit F, which is not provided. Please explain in your response the basis for not including Exhibit F.

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Amended Registration Statement to provide additional details regarding the selection of the shareholders of the Company who will receive the Cash Arrangement Consideration.

The Company respectfully advises the Staff that it omitted Exhibit F “Sample Calculation of Arrangement Consideration, Exchange Ratio and Option and Warrant Value” from the copy of the Business Combination Agreement included in the Registration Statement as Annex A (and incorporated into Exhibit 2.1 by reference) in accordance with Item 601(a)(5) of Regulation S-K (which was inadvertently referred to as Item 601(b)(2) in the Registration Statement) because the information contained in Exhibit F is not material to any investment or voting decision.  More specifically, the Amended Registration Statement discloses the formula for calculating the Arrangement Consideration on pages 10, 76 and 98 and the assumptions for the pro forma share calculation in the section titled “Estimated Outstanding Share Calculation” on pages 1 and 2.  Exhibit F to the Business Combination Agreement sets forth sample calculations of the Arrangement Consideration and pro forma ownership utilizing the formulas and assumptions described in the Amended Registration Statement using estimates of the applicable values, including with respect to cash and debt of Clever Leaves at closing, potential Colombian tax liabilities and transaction expenses. The actual values used by the parties to calculate the Arrangement Consideration will be determined shortly prior to the closing as required by the Business Combination Agreement, and such values will be different from the estimates used in Exhibit F and may vary materially.  Therefore, the Company respectfully submits that the information contained in Exhibit F is not material to an investor.

Questions and Answers about the Proposals, page 10

3.	Please revise the disclosure on page 12 and elsewhere to clarify that Clever Leaves (and therefore Holdco) have only just begun sales operations in the cannabinoid space and outside of those related to the Herbal Life acquisition. We note, as an example, your statement on page 175 that “[c]annabinoid revenue increased to $242 for the three months ended March 31, 2020 from nil for the three months ended March 31, 2019, driven primarily by the sale of cannabinoid products as the Company began to carry out its go-to-market strategy.”.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 170 and 178 of the Amended Registration Statement.

Risk Factors

Risks Related to the Business Combination and Post-Closing Operations of Holdco, page 37

4.	On page 39 you state that “Holdco may elect not to avail itself of this exemption from new or revised accounting standards and, therefore, it may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.” Please clarify whether you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Amended Registration Statement to clarify that it has elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

5.	Please describe the United States-Mexico-Canada Agreement mentioned on page 41.

In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Amended Registration Statement.

6.	On page 42 please briefly describe the COVID-19 implications reflected in the Business Combination Agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Amended Registration Statement.

Risks Related to Ownership of Holdco Securities, page 43

7.	On page 206 you state that “[t]he form of Holdco Articles provide that every motion put to a vote at a meeting of shareholders will be decided by a show of hands unless a poll is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy. Votes by a show of hands or functional equivalent result in each person having one vote (regardless of the number of shares such person is entitled to vote). If voting is conducted by poll, each person is entitled to one vote for each share such person is entitled to vote.” Please incorporate risk factor disclosure describing this limitation on shareholder voting rights.

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Amended Registration Statement.

8.	Based on the disclosure on page 81, it appears the Closing is contingent on the Holdco common shares, warrants and common shares becoming issuable upon the exercise of the warrants being approved for listing on Nasdaq. Please state such in your second risk factor on page 43.

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Amended Registration Statement.

SAMA’s Board of Directors’ Reasons for the Approval of the Business Combination, page 90

9.	Please provide examples of the “certain companies that may have similar lines of business which are solely listed on the Toronto Stock Exchange” noted on page 91.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Amended Registration Statement.

The Business Combination Proposal

SAMA’s Board of Directors’ Reasons for the Approval of the Business Combination, page 90

10.	Please include discussion of the quantitative basis for determining Clever Leaves’ fair market value was at least 80% of SAMA’s net assets (excluding taxes payable on the income accrued in the trust account) as quantitative factors are necessary to understand fair market value.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Amended Registration Statement.

Certain Clever Leaves Projected Financial Information, page 93

11.	On page 93 you state “[f]urthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared.” Please revise to provide the date the projections were prepared and whether COVID-19 impact was contemplated.

In response to the Staff’s comment, the Company has revised the disclosure on pages 93 and 94 of the Amended Registration Statement.

The Earnout Award Plan Proposal, page 112

12.	We note that Exhibit D, the Earnout Plan Agreement, will be filed by amendment. Please provide a brief summary of the terms and conditions of the awards, applicable vesting and payment terms and post-termination exercise limitations. Please also state the other forms the awards could be settled in aside from Holdco common shares.

The Company notes the Staff’s comment and advises the Staff that, as described in the Earnout Award Plan Proposal in the Registration Statement, the terms and conditions of awards granted under the Earnout Plan, including applicable vesting and payment terms and post-termination exercise limitations, will be set by the administrator of the Earnout Plan, which determinations have not yet been made.

In response to the Staff’s comment, the Company has revised the disclosure on page 113 of the Amended Registration Statement to clarify that awards granted under the Earnout Plan may be settled only in the form of Holdco common shares.

The form of the Earnout Plan has been filed as Annex D to the Amended Registration Statement.

Other Information About SAMA, page 118

13.	On pages 118-119, please provide the estimated per share amount on a basis more recent than March 31, 2020.

In response to the Staff’s comment, the Company has updated the disclosure on pages 118 and 119 and throughout the Amended Registration Statement to provide the estimated per share amount as of June 30, 2020.

14.	On page 120 you state that the Sponsor and SAMA’s board of directors have agreed not to propose any amendment to SAMA’s amended and restated certificate of incorporation that would alter the redemption right of SAMA’s public shareholders, please clarify what form this agreement takes.

In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Amended Registration Statement.

15.	On page 121, please state whether you are aware of any third parties (excluding SAMA’s independent auditors) and any prospective target businesses that have not executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the trust account.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of SAMA

Recent Developments, page 130

16.	On page 131, please state whether COVID-19 has impacted SAMA more specifically, including its ability to seek and diligence prospective target companies.

In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Amended Registration Statement.

Industry Overview, page 134

17.	In connection with your statement based on the Arcview Market Research report, please state the percentage attributable to medicinal marijuana, whether available through this resource or another source, to the extent available. Please also tell us whether you purchased any cited reports.

In response to the Staff’s comment, the Company has revised the disclosure on page 135 of the Amended Registration Statement. The Company did not purchase any of the reports cited in the “Industry” section of the Registration Statement because such reports are publicly available.

18.	We note your disclosure about your German operations on page 139. Please clarify your actual operations in Germany at this time, for instance, have you or anyone on your behalf imported any of your products in Germany? With respect to your statements about your operations and investments in Portugal, please revise the disclosure throughout to ensure it is clear that Clever Leaves is not currently commercially producing products in Portugal.

In response to the Staff’s comment, the Company has revised the disclosure on pages 140 and 151 of the Amended Registration Statement to clarify its current operations in Germany. In addition, the Company has updated the disclosure on pages 51, 140, 143, 145, 146, 147, 149, 160 and 170 of the Amended Registration Statement to update information on its licensing status and current operations on Portugal.

Business of Clever Leaves, page 138

19.	We note that the vast majority of your sales to date have been from your Herbal Brands subsidiary, which only operates in the US selling nutraceutical products. Given this, please balance the disclosure in this section and throughout the proxy statement/prospectus, which is mainly focused on international distribution of cannabinoid products.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 170 and 178 of the Amended Registration Statement to clarify that Clever Leaves has just begun sales operations in the cannabinoid space, and its main revenues for the year ended December 31, 2019 and the six months ended June 30, 2020 were derived from the non-cannabis nutraceuticals business of its subsidiary, Herbal Brands.

20.	In general, please describe what an EU GMP certification indicates and the requirements to obtain such certification. Additionally, please clarify how the EU GMP certification you obtained differs from the EU GMP certification you plan to seek at a later date mentioned on page 141.

In response to the Staff’s comment, the Company has revised the disclosure on pages 50, 51 and 141 of the Amended Registration Statement. The Company advises the Staff that, as indicated in the Amended Registration Statement, each EU GMP certification is granted to specific manufacturing processes, conducted under specific conditions and is tied to the specific facility where those manufacturing conditions were audited and certified as compliant. In July 2020, Clever Leaves received the EU GMP certification for its post-harvest facility on its cultivation site in Colombia. If Clever Leaves decides to construct pharmaceutical and processing facilities at its property in Portugal, it will need to receive a separate EU GMP certification for manufacturing processes conducted at facility.

Regulatory Environment, page 151

21.	On page 161, please provide additional detail surrounding the regulation of CBD products in the United States at the federal level and the risks of regulatory oversight involved therewith.

In response to the Staff’s comment, the Company has revised the disclosure on pages 162 and 163 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Clever Leaves

Key Operating Metrics, page 165

22.	Please provide a breakdown of the countries for which you attributed revenue in the Cannabinoid segment for the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 166 and 167 of the Amended Registration Statement.

Management of Holdco Following the Business Combination, page 181

23.	Please provide five years of experience for each director and officer and briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. Refer to Item 18 of Form S-4 and Item 401(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 186 – 188 of the Amended Registration Statement.

24.	In addition to providing the names of the initial board committee members once available, please provide the information required by Item 407(a) of Regulation S-K regarding independent directors on pages 183-184.

In response to the Staff’s comment, the Company has revised the disclosure on page 186 of the Amended Registration Statement. The Company supplementally advises the Staff that the composition of the Company’s board of directors and board committees is not yet finalized. The Company will update the Amended Registration Statement to provide the information required by Item 407(a) of Regulation S-K regarding independent directors prior to requesting effectiveness.

Certain Relationships and Related Party Transactions, page 200

25.	Please describe the Holdco related party policy that will be implemented.

In response to the Staff’s comment, the Company has revised the disclosure on page 208 of the Amended Registration Statement.

Description of Holdco Securities, page 205

26.	Please include the following from Instruction 2 to Item 202 of Regulation S-K in the description of the Holdco securities.

●	A brief description of any limitations on the right of nonresident or foreign owners to hold or vote such securities imposed by foreign law or by the charter or other constituent document of Holdco, or if no such limitations are applicable, so state;

●	A brief description of any governmental laws, decrees or regulations in the country in which the registrant is organized affecting the remittance of dividends, interest and other payments to nonresident holders of the securities being registered;

●	A brief description of pertinent provisions of any reciprocal tax treaty between such foreign country and the United States regarding withholding or, if there is no such treaty, so state.

In response to the Staff’s comment, the Company has revised the disclosure on pages 211, 213, 252 and 253 of the Amended Registration Statement.

The Company respectively advises the Staff that there are no limitations on the right of nonresident or foreign owners to hold or vote the Company’s securities imposed by Canadian law or by the charter or other constituent document of the Company.

Except as otherwise disclosed in the section titled “Material Canadian Federal Income Tax Considerations of the Business Combination” of the Amended Registration Statement, there are no governmental laws, decrees or regulations in Canada affecting the remittance of dividends, interest and other payments to nonresident holders of the securities being registered.

27.	We note that your forum selection provision on page 209 identifies the Supreme Court of the Province of British Columbia, Canada and the appellate courts therefrom, as the exclusive forum for certain litigation, including any derivative action. We note on page 47 you state: “The exclusive jurisdiction provision would not prevent derivative shareholder actions based on claims arising under U.S. federal securities laws from being raised in a U.S. court.” Please clarify whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also revise your prospectus, including page 229 and 233, to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, similar to the disclosure on page 47. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also revise the exclusive forum provision in the Form of Articles to state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

In response to the Staff’s comment, the Company has revised the form of the Holdco Articles included as Annex B and the disclosure on pages 47, 48, 215, 235 and 240 of the Amended Registration Statement.

Condensed Consolidated Statements of Loss and Comprehensive Loss, page F-34

28.	Consistent with ASC 350-20-45-2, please revise to present the goodwill impairment loss as a separate line item before the subtotal loss from operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 101, 171, 172, 173, F-35 and F-59 of the Amended Registration Statement.

Independent Auditor's Report, page F-62

29.	We note that your independent auditor conducted their audit in accordance with PCAOB standards. Accordingly, please have them revise their report to fully comply with PCAOB AS 3101.06 through .10. This includes the title, “Report of Independent Registered Public Accounting Firm”, addressing the report to both shareholders and the board of directors, the opinion included as part of the first section of the report and a statement containing the year they began serving consecutively as auditor.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-63 and F-64 of the Amended Registration Statement.

Consolidated Statements of Financial Position, page F-64

30.	Please revise the balance sheet to separately present your common and preferred share accounts along with the shares authorized, issued, and outstanding for both classes.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-34 and F-65 of the Amended Registration Statement.

Note 12. Long-term Liabilities

Series C, page F-93

31.	We note on page F-94 you disclose the use of a third-party to determine the fair value of a derivative instrument and similar disclosure on page F-82 for the valuation of a warrant. Please revise the filing to clarify the nature and extent of the third-party’s involvement in determining the fair value of these instruments and management´s reliance on the work of the third-party. In so doing, please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

The Company respectfully advises the Staff that, although it used a third party to assist in determining the fair value of financial instruments, the opinion with respect to the fair value of these instruments represented the views of the Company. Given that, pursuant to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, the Company is not required to disclose the involvement of the third party in these circumstances, the Company has revised the disclosure on pages F-83 and F-95 of the Amended Registration Statement to remove references to the third party that it used to assist in determining the fair value of the financial instruments.

Note 15. Stock-based compensation, page F-96

32.	For each year for which an income statement is presented, please revise to disclose total compensation cost for share-based payment arrangements recognized in income as well as the total related recognized tax benefit per ASC 718-10-50-2(h).

In response to the Staff’s comment, the Company has revised the disclosure on pages F-56 and F-98 of the Amended Registration Statement.

33.	During the year-ended December 31, 2019 you issued approximately 1.8 million common stock options with the estimated fair value of common shares underlying the options ranging from $5.54 to $31.17. We also see that the common shares are valued using income and market approaches. Please expand your critical accounting policy disclosures on page 179 to provide additional details regarding your use of the income and market approaches including the nature of the material assumptions involved. To the extent third party valuations were performed, please discuss the results of such valuations and whether such valuations corroborated any internal valuations performed. Finally, provide additional detail regarding the extent to which recent sales of preferred stock and/or common stock in arms-length transactions represented significant inputs to provide investors with context of the extent to which your estimates were complex and subjective.

In response to the Staff’s comment, the Company has revised the disclosure on pages 183-185 of the Amended Registration Statement.

Exhibits and Financial Statement Schedules, page II-2

34.	Please tell us whether there were any agreements entered in connection with your minority investment in Cansativa and, if so, your basis for not including them as exhibits.

The Company supplementally advises the Staff that, in connection with the Company’s investment in Cansativa, a subsidiary of the Company, Northern Swan Deutschland Holdings, Inc. (the Investor), entered into (i) the Seed Investment Agreement, dated as of December 21, 2018, by and among the Investor, Cansativa and certain shareholders of Cansativa, which governs the Company’s investment in Cansativa (the Investment Agreement), and (ii) the Seed Shareholders’ Agreement, dated as of December 21, 2018, which, among other matters, provides for the right of the Investor to appoint one member of the Cansativa advisory board (the Shareholders’ Agreement and, together with the Investment Agreement, collectively, the Cansativa Agreements). The Company does not believe that any of the Cansativa Agreements is material under Item 601(b)(10) of Regulation S-K. Although the Investment Agreement provides that, with respect to products sourced from Colombia, Cansativa is required to exclusively distribute products from related parties of the Investor for a period of five years, there is currently no supply or similar agreement between the Investor or the Company and Cansativa, and the Company had no sales to or through Cansativa in 2019 and 2020. Cansativa is not restricted in selecting its suppliers with respect to products sourced from other countries. In addition, although the Investor has an approximately 17% interest in Cansativa and has a right to appoint one of the five members of the Cansativa advisory board, it does not control Cansativa or its business decisions. The Company has revised the disclosure on pages 140 and 151 of the Amended Registration Statement to clarify its relationship with Cansativa.

35.	Please revise Annex A or the exhibit index to include a list briefly identifying the contents of all omitted schedules for your Business Combination Agreement. Refer to Item 601(b)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has inserted on page A-105 of the Amended Registration Statement a list identifying the contents of all omitted schedules to the Business Combination Agreement. The Company respectfully advises the Staff that the basis for omitting such schedules from Exhibit 2.1 is pursuant to Item 601(a)(5) of Regulation S-K (which was inadvertently referred to as Item 601(b)(2) in the Registration Statement) because the information contained in the schedules is not material to any investment or voting decision.

General

36.	Please provide us with copies of the materials that any financial advisor prepared and shared with the Clever Leaves or SAMA board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.

In response to the Staff’s comment, the Company and SAMA have provided supplementally, on a confidential basis, under separate cover the materials prepared by their financial advisor sand shared with their respective boards of directors in connection with this transaction.

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If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (917) 846-4233 or Pamela.Marcogliese@freshfields.com, or Sebastian Fain at (646) 468-3204 or Sebastian.Fain@freshfields.com.

Sincerely,

/s/ Pamela L. Marcogliese
Pamela L. Marcogliese

cc:	Kyle Detwiler, Chief Executive Officer

(Clever Leaves International Inc.)

Gary M. Julien

(Schultze Special Purpose Acquisition Corp.)

Alan I. Annex, Esq.

Jason T. Simon, Esq.

(Greenberg Traurig, LLP)

Sebastian L. Fain, Esq.,

(Freshfields Bruckhaus Deringer US LLP)